Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

BYLAWS OF

STEVIA FIRST CORP.

(fka Legend Mining Inc.)

a Nevada Corporation

The undersigned does hereby certify that:

1.

He is the duly qualified Chief Executive Officer of Stevia First Corp., a duly organized and existing Nevada corporation, (the “Corporation”).

2.

Effective January 31, 2012, Article II, Section 1(a) of the Corporation’s Bylaws (the “Bylaws”) was amended and restated to read in its entirety as follows:

“The first Board of Directors of the Corporation, and all subsequent Boards of the Corporation, shall consist of not less than one (1) and not more than nine (9) directors.  The number of Directors may be fixed and changed from time to time by resolution of the Board of Directors; provided that no decrease in the number of directors shall shorten the term of any incumbent Directors.”

3.

Effective January 31, 2012, Article II, Section 1(d) of the Bylaws was amended and restated to read in its entirety as follows:

“Between successive annual meetings, the Directors have the power to appoint one or more additional Directors.  A Director so appointed holds office only until the next following annual meeting of the Corporation, but is eligible for election at that meeting.  So long as he or she is an additional Director, the number of Directors will be increased accordingly.”

4.

The foregoing amendment of the Corporation’s Bylaws was duly approved and adopted by the Corporation’s Board of Directors and filed with the undersigned on the date set forth below.

Dated: January 31, 2012

/s/ Robert Brooke

Robert Brooke, Chief Executive Officer

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